Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 001-35406

The following communication was sent to certain personnel of GRAIL, Inc. (“GRAIL”) on September 21, 2020.

From: Hans Bishop, Chief Executive Officer of GRAIL

To: GRAIL employees

Subject: Thank you

GRAILers,

I wanted to share a note I received from Francis following today's Roundtable. Not only does this reinforce the incredible progress we've made, but also emphasizes what we can accomplish together with Illumina in our mission to detect cancer early.

As we navigate these new and exciting waters, it's critical we remain focused and relentless in our pursuit of developing pioneering technologies to improve and save lives. I firmly believe there is no team better suited to deliver our revolutionary products into the hands of patients and providers. Thank you for all that you continue to do for GRAIL and our mission.

Best,
Hans

Begin forwarded message:

From: Francis deSouza, President & Chief Executive Officer of Illumina, Inc. (the “Company”)

To: Hans Bishop

Subject: Thank you

Hans –

It was great seeing you today, thanks for making the trip to Foster City. Looking forward to working with you and your team more closely in coming months. If you would be so kind as to forward the below email to your employees on my behalf, I would appreciate it.

Francis

***

Writing the Next Chapter, Together

Everyone –

Thank you all for joining the Round Table earlier today – it was great to meet with the GRAIL team and share why we’re so excited to embark on this next chapter with all of you. Your mission, “to detect cancer early, when it can be cured,” naturally aligns with Illumina’s broader mission to “unlock the power of the genome.” Together, we will work to revolutionize early cancer detection and accelerate clinical genomics innovation to support our shared mission to improve human health and win the war on cancer – ultimately, saving lives.

We share the same DNA. When the founding team spun-off from Illumina to start GRAIL, it was a bold and visionary move. We’re so impressed by everything you’ve accomplished since then. In a little over four years, you took an early scientific concept and turned it into a potentially lifesaving cancer test. You are playing a critical role in addressing one of humanity’s foremost challenges and driving the genomic revolution.

While GRAIL originated from Illumina, you have developed your own unique culture and identity, creating exceptional teams and leadership across assay science, software engineering, bioinformatics, machine learning, lab operations, clinical development, medical and government affairs, market access, and commercial. You did what few companies have ever done – build a strong culture focused on GRAIL’s mission and purpose, fusing deep expertise to solve an intractable problem that could not have been done by one discipline alone.

At Illumina, we share many of your core values and culture. Time and time again, we’ve broken the sound barrier in genomics technology. We do this by making deep investments in our R&D teams and products, and by having a solid long-term vision. I believe we can learn a lot from each other. What excites me most about GRAIL joining Illumina is what we can achieve together. Like you, we believe GRAIL’s technology and products can be world changing. Together, we want to help accelerate GRAIL’s commercial trajectory, manufacturing, regulatory, and product roadmap. We want Galleri to be accessible globally, to all who could benefit from it, as soon as possible. But it doesn’t stop there – I see an even greater opportunity for GRAIL’s technology, data, and capabilities powered by Illumina to make an impact across healthcare and change how therapies are developed in the future.

At Illumina, our core values include openness and collaboration, and together with the GRAIL leadership team, we are committed to keeping you informed every step of the way as we work through the regulatory approval process. We will do our best to answer your questions and be as transparent as possible.

We still have a long way to go to achieve our combined mission of detecting cancer early, when it can be cured, and improving human health, but today we take a monumental step towards achieving it, together. I look forward to working with you all.

Francis deSouza

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a preliminary prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL in connection with the proposed transaction.  The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or registration statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, credit rating or liquidity.  The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.